SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2007

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the three-month period ended March 31, 2007. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this Form 6-K is presented in constant Pesos as of March 31, 2007, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	the competitive nature of providing long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

Revenues

Total revenue during the three-month period ended March 31, 2007 was Ps. 1,188.6 million, a 13.1%, or Ps. 137.4 million, increase from the Ps. 1,051.1 million generated in the same period of 2006. This is due to higher international long distance revenues, both outgoing and incoming, coupled with the sustained growth of our data, Internet and local services.

Long Distance. Revenues derived from our long distance services for the three-month period ended March 31, 2007 increased 11.8%, or Ps. 61.6 million, to Ps. 585.2 million from Ps. 523.6 million in the same period of 2006. Despite a decrease in traffic volume, the increase in revenues was mainly due to higher rates due to the implementation of the domestic and international “Long Distance Calling Party Pays” system. Under this system mobile telephone subscribers do not pay for incoming calls, but, instead, the customer that originates a domestic or international call, either from a fixed line or mobile phone, pays the entire fee for placing the call and the originating network pays an additional charge to the terminating mobile network. To offset the impact of the additional charge, we increased our rates. Total volume of minutes handled decreased 24.2% to 801.3 million in the three-month period ended March 31, 2007 from 1,056.7 million minutes for the same period of 2006. The reduction in volume is attributable to less traffic of highly volatile, low –margin domestic long distance calls managed by wholesellers, and international long distance traffic. Total lines in service decreased 10.7% from 430,139 at March 31, 2006 to 384,200 at March 31, 2007 as a result of maintaining our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 49.2% and 49.8% of our total revenues during the three-month period ended March 31, 2007 and March 31, 2006, respectively.

Data, Internet and Local Services. During the three-month period ended March 31, 2007, data, internet and local service revenues reached Ps. 603.3 million, a 14.4%, or Ps. 75.8 million, increase from the Ps. 527.5 million recorded during the same period of 2006. Growth of non-long distance services was particularly noticeable in internet-related and local services. Our internet services increased due to the continuing growth of our VPN and managed services, as well as our VoIP service for residential customers. Our data, internet and local service segment represented 50.8% of our total revenues during the three-month period ended March 31, 2007, compared to 50.2% during the same period in 2006.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Teléfonos de México, S.A. de C.V. (“Telmex”);

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services increased 30.4%, or Ps. 120.4 million, to Ps. 516.1 million for the three-month period ended March 31, 2007 from Ps. 395.7 million recorded during the three-month period ended March 31, 2006. The increase in cost of services was the result of (i) a 28.7% increase in cost of the long distance services to Ps. 347.3 million for the three-month period ended March 31, 2007 from Ps. 269.8 million recorded during the same period of 2006, mainly as a result of additional interconnection costs incurred due to the implementation of the “Long Distance Calling Party Pays” system, under which we are obligated to pay to the mobile terminating network a new charge for terminating calls originated from our network, and (ii) a 34.2% increase in cost of data, internet and local services to Ps. 168.9 million for the three-month period ended March 31, 2007 from Ps. 125.9 million recorded during the same period of 2006. The increase in cost of data, internet and local services was in line with our revenue growth as our customer base increased.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the three-month period ended March 31, 2007 increased 2.6%, or Ps. 17.0 million, to Ps. 672.4 million from Ps. 655.4 million in the same period in 2006.

Our gross profit was mainly increased as a result of higher non-long distance gross profit, which helped to offset the decrease in the long distance gross profit. Our data, internet and local services gross profit increased 8.2%, or Ps. 32.8 million, to Ps. 434.4 million in the three-month period ended March 31, 2007 from Ps. 401.6 million recorded in the same period of 2006; while our long distance gross profit decreased 6.2%, or Ps. 15.8 million, to Ps. 238.0 million in the three-month period ended March 31, 2007 from Ps. 253.8 million recorded in the same period of 2006.

Our gross margin, defined as gross profit as a percentage of total revenues, was 56.6% in the three-month period ended March 31, 2007 as compared to 62.4% reported in the same period in 2006.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, increased 1.7%, or Ps. 6.3 million, to Ps. 371.1 million in the three-month period ended March 31, 2007 from Ps. 364.9 million recorded in the same period in 2006. For the three-month period, ended March 31, 2007 and March 31, 2006, administration, selling and other operating expenses represented 31.2% and 34.7% of total revenues, respectively. This decrease, in the percentage of total revenues, was primarily the result of our increasing revenues.

Depreciation and amortization

Depreciation and amortization decreased 5.6%, or Ps. 13.8 million, to Ps. 234.4 million in the three-month period ended March 31, 2007, from Ps. 248.2 million for the same period of 2006. This is explained by the accelerated depreciation of certain assets, due to the reduction of useful lives, and the wrote-off of equipment as a result of its physical condition during the year ended December 2006.

Operating income

Operating income increased 57.9%, or Ps. 24.5 million, to Ps. 66.9 million in the three-month period ended March 31, 2007, from Ps. 42.4 million recorded in the three-month period ended March 31, 2006. This increase is mainly explained by a Ps. 17.0 million increased in gross profit, coupled with a Ps. 13.8 million decrease in depreciation and amortization.

Comprehensive financial result

During the three-month period ended March 31, 2007, our comprehensive financial loss was Ps. 92.5 million, compared to a Ps. 146.6 million loss reported during the same period in 2006. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	(in millions of constant pesos)
	2006	2007
Interest expense	(111.4)	(85.2)
Interest income	11.2	11.9
Exchange (loss) gain, net	(74.5)	(48.8)
Gain from monetary position	28.1	29.6

Comprehensive financial result, net	(146.6)	(92.5)

Our interest expense decreased 23.5%, or Ps. 26.2 million, to Ps. 85.2 million in the three-month period ended March 31, 2007, from Ps. 111.4 million in the same period of the previous year. The decrease in the interest expense was due to lower indebtedness as a result of principal amortization of $37.1 million of our senior notes due 2006 on May 15, 2006, principal amortization of $6.1 million of our senior notes due 2010 on each June 30, 2006 and December 29, 2006, and the refinancing of our senior notes due 2009 with a lower rate bank facility, which began its corresponding amortization of $3.8 million on February 1, 2007.

Interest income increased to Ps. 11.9 million in the three-month period ended March 31, 2007, from Ps. 11.2 million recorded in the comparable period of 2006. Despite average cash balance was lower in the first quarter of 2007 than the first quarter of the previous year, the increased in the interest income was mainly due to a higher average interest rate.

Exchange loss for the three-month period ended March 31, 2007 was Ps. 48.8 million compared to an exchange loss of Ps. 74.5 million recorded during the same period of 2006. We recorded a lower foreign exchange loss mainly as a result of lower U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, coupled with a 1.6% depreciation of the Peso against the U.S. dollar during the three-month period ended March 31, 2007, while during the same period of 2006 the Peso depreciated 2.2% against the U.S. dollar.

Gain from monetary position totaled Ps. 29.6 million for the three-month period ended March 31, 2007 compared to Ps. 28.1 million for the three-month period ended March 31, 2006. Although the level of monetary liabilities was lower for the three-month period ended March 31, 2007, as compared to the same period of 2006, the slightly increase in the gain from monetary position was mainly due to a higher Mexican inflation of 1.0% for the three-month period ended March 31, 2007, compared to 0.8% inflation recorded for the same period of 2006.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to the pay income tax or asset tax, which are computed and paid separately by each entity. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the three-month period ended March 31, 2007 and March 31, 2006. In order to defer asset tax payments in 2007 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. For the three-month period ended March 31, 2007 and March 31, 2006, Servicios Alestra recorded an asset tax of Ps. 0.69 million and Ps. 0.70 million, respectively.

Net Income (loss)

During the three-month period ended March 31, 2007 we recorded a net loss of Ps. 25.5 million compared to a net loss of Ps. 103.8 million during the same period of 2006. This was mainly due to higher operating income, coupled with a lower comprehensive financial loss as a result of lower interest expense, as well as lower exchange loss, during the three-month period of 2007, as compared to the same period of 2006.

Current Liquidity

As of March 31, 2007, December 31, 2006 and March 31, 2006 we had Ps. 463.4 million, Ps. 725.4 million and Ps. 1,160.2 million of unrestricted cash available, respectively. Although we have generated positive operating results, our unrestricted cash balance decreased Ps. 696.8 million from March 31, 2006 to March 31, 2007 mainly as a result of the payment at maturity of our 12.125% senior notes due 2006 which had an outstanding principal balance of $37.1 million on May 15, 2006, the principal amortizations of our 8% senior notes due 2010 for $6.1 million on June 30, 2006 and for $6.1 million on December 30, 2006, as well as for the principal amortization of our new bank facility for $3.8 million on February 1, 2007. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of March 31, 2007, we had cash of Ps. 23.6 million and temporary investments of Ps. 608.5 million, of which Ps. 424.7 million were in U.S. dollar-denominated instruments and Ps. 183.8 million were in Peso-denominated instruments.

In our opinion, our current cash balance is sufficient for our present requirements.

As of March 31, 2007, December 31, 2006 and March 31, 2006, our ratio of current assets to current liabilities was 1.13x, 1.03x and 1.31x, respectively. Our ratio of current assets to current liabilities as of March 31, 2007 includes as current liabilities the corresponding amortization of the senior notes due 2010 that will be payable on June 2007 and December 2007, as well as the corresponding amortization of the secured financing facility with Deutsche Bank that will be payable on May 2007, August 2007, November 2007 and February 2008.

	As of March 31, 2007	As of December 31, 2006	As of March 31, 2006
(in millions of constant pesos, excluding ratios)

Unrestricted cash balance	Ps. 463.4	Ps. 725.4	Ps. 1,160.2
Current ratios (times)	1.13x	1.03x	1.31x

Net debt during the three-month period ended March 31, 2007 increased by $9.5 million to $268.3 million from $258.8 million recorded on December 31, 2006, but decreased by $24.4 million from $292.6 million recorded on March 31, 2006. The increase in net debt from December 31, 2006 to March 31, 2007 is mainly due to a payment of approximately $10 million related to pending fees for administrative services and the increase in interest accruals of our senior notes.

On February 1 and on May 2, 2007, we paid to Deutsche Bank interest in the amount of $0.9 million, and $0.8 million, respectively, and principal amortization of $3.8 million on each date. Funds for these payments came from our internally-generated funds.

Capital expenditures during the three-month period ended March 31, 2007 amounted to Ps. 85.8 million, Ps. 35.8 million lower than the Ps. 121.5 million invested in the same period of 2006. Our capital expenditure program includes disbursements to expand our network, provide new services to customers and increase last-mile access. As of the date of the present report, the capital expenditure program goes according to schedule.

Indebtedness

As of March 31, 2007, $286.0 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semiannually in cash in arrears on June 30 and December 30, were outstanding. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005.

We have a secured financing facility with Deutsche Bank, with a balance as of March 31, 2007 of $46.2 million. The facility has a variable interest rate of LIBOR plus 1.65% per annum. Interest payments and principal amortizations will be payable in a quarterly basis commencing on November 1, 2006 and on February 1, 2007, respectively. The final maturity of this facility is on February 1, 2010.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of March 31, 2007 of $1.2 million, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

In addition, we have a lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of March 31, 2007 of $2.0 million. Final maturity of this facility is in April 2009.

Other developments

From December 2006 through May 2007, we acquired a portion of our 8% senior notes due 2010. As of May 30, 2007, we have acquired $16.9 million principal amount of our senior notes due 2010. This temporary investment in our senior notes due 2010 has been registered in our financial statements deducting our total senior notes debt.

In order to increase our liquidity and as part of the debt restructuring process during 2002 and 2003, our partners agreed that the administrative service fees that Onexa and AT&T have charged and will charge to us would not become due until 2007. At December 31, 2006, the balances payable to Onexa and AT&T together amounted to Ps.231.2 million, relative to fees for administrative services pending payment. On March 1, 2007 we paid Ps.133.4 million to Alfa and on April 9, 2007 we paid $8.9 million to AT&T. This payment was made to Alfa due to the fact that we agreed with Onexa to terminate the commitment to pay Onexa any administrative service fees and instead we committed to pay such fee to Alfa (holding company of Onexa).

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2007

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Onexa, S. A. de C. V., which is a subsidiary of

Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2007)

	December 31, 2006	Unaudited March 31, 2007
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps 725,381	Ps 463,417
Restricted cash	156,224	168,687
Trade receivables, net	394,966	456,235
Due from affiliates and other related parties	115,849	153,301
Recoverable taxes	157	542
Other receivables	56,570	65,367
Prepaid expenses	39,391	65,336

Total current assets	1,488,538	1,372,885

Property and equipment, net	5,102,254	5,105,778
Deferred charges and other assets, net	455,170	378,484
Intangible asset derived from the actuarial computation of labor obligation	17,871	17,440

Total assets	Ps 7,063,833	Ps 6,874,587

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers	Ps 192,805	Ps 222,910
Other suppliers	127,254	73,397
Senior notes	351,695	189,199
Bank loans, notes payable and capital leases	194,629	193,466

Due to affiliates and other related parties	251,006	137,814

Other accounts payable and accrued expenses	323,697	393,940

Total current liabilities	1,441,086	1,210,726

LONG-TERM LIABILITIES:
Senior notes	2,773,028	2,790,376
Banks loans, notes payable and capital leases	397,059	351,084
Estimated liabilities for seniority premiums and pension plans	124,266	126,833

Total liabilities	4,735,439	4,479,019

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock	1,181,346	1,181,346
Restatement of capital stock	176,251	176,251

Contributed capital	1,357,597	1,357,597
Retained earnings	970,799	1,037,972

Total majority interest	2,328,396	2,395,569
Total minority interest	(2)	(1)

Total stockholders’ equity	2,328,394	2,395,568

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps 7,063,833	Ps 6,874,587

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2007)

	For three-month ended March 31,
	2006	2007
REVENUES
Long distance services	Ps 523,614	Ps 585,243
Data, internet and local services	527,505	603,307

	1,051,119	1,188,550

OPERATING EXPENSES :
Cost of services (excluding depreciation):
Long distance services	(269,828)	(347,265)
Data, internet and local services	(125,860)	(168,863)

	(395,688)	(516,128)

Gross Profit	655,431	672,422

Administration, selling and other operating expenses	(364,890)	(371,142)
Depreciation and amortization	(248,158)	(234,377)

Operating income	42,383	66,903

COMPREHENSIVE FINANCIAL RESULT:
Interest expense	(111,362)	(85,151)
Interest income	11,175	11,889
Exchange loss, net	(74,480)	(48,846)
Gain from monetary position, net	28,074	29,593

	(146,593)	(92,515)

OTHER INCOME, NET	1,075	756

Loss before provision for asset tax	(103,135)	(24,856)
Asset tax	(704)	(685)

Net loss	(Ps 103,839)	(Ps 25,541)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2007)

	For three-month ended March 31,
	2006	2007
OPERATING ACTIVITIES:
Net loss	(Ps 103,839)	(Ps 25,541)
Adjustments to reconcile net loss to resources provided by operating activities:
Cost of labor obligations	2,780	3,023
Amortization of capitalized expenses from issuance of senior notes	6,931	6,335
Depreciation and amortization	248,158	234,377

	154,030	218,194
Changes in working capital:
Trade receivables, net	(12,432)	(61,269)
Due from affiliates and other related parties	61,344	(37,452)
Recoverable taxes and other receivables	(3,385)	(9,183)
Prepaid expenses	(43,609)	(25,945)
Accounts payable to telmex and other carriers	(104,942)	(23,752)
Due to affiliates and other related parties	22,776	(113,192)
Other accounts payable and expenses accrued	185,327	74,023

Resources provided by operating activities	259,109	21,424

INVESTING ACTIVITIES:
Purchase of property and equipment	(96,458)	(77,502)
Deferred charges and other assets	(2,898)	(1,136)

Resources used in investing activities	(99,356)	(78,638)

FINANCING ACTIVITIES:
Payments of senior notes	46,468	(145,148)
Bank loans, notes payable and capital leases, net	(13,096)	(47,139)
Restricted cash	—	(12,463)

Resources provided by (used in) financing activities	33,372	(204,750)

Increase (decrease) in cash and cash equivalents	193,125	(261,964)
Cash and cash equivalents, beginning of period	967,070	725,381

Cash and cash equivalents, end of period	Ps 1,160,195	Ps 463,417

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Onexa, S. A. de C. V., which is a subsidiary of

Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2007)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (Onexa) (51%) and AT&T, Inc. (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (Alfa) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa announced that it had reached an agreement with BBVA-Bancomer to acquire 49% of the remaining equity interest in Onexa held by Bancomer. This acquisition increases Alfa’s participation in Onexa to 100%.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with financial reporting standards applicable in Mexico (“Mexican GAAP”) as promulgated by the Mexican Financial Reporting Standards Board (“CNIF”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 6.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in Mexico and the United States of America.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2006 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to March 31, 2007 purchasing power by applying the corresponding restatement factor.

3. SENIOR NOTES

From December 2006 through May 2007, Alestra acquired a portion of its 8% senior notes due 2010. As of March 30, 2007, Alestra has acquired $16.7 million principal amount of its senior notes due 2010. (As of May 30, 2007, Alestra has acquired $16.9 million). This temporary investment in Alestra’s senior notes due 2010 has been registered in its financial statements deducting its total senior notes debt.

4. CONTINGENCIES

On July 16, 2006, COMIMSA (an entity of the Mexican public administration) made a public bid for it to receive domestic and international long distance services. Alestra participated in the bid and on July 20, 2006 Alestra was awarded these services by COMIMSA. On August 21, 2006 Alestra notified COMIMSA that they were not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which were obliged to execute within the following 10 working days after the awarding of the bid, as a result COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against Alestra on October 3, 2006 to determine if the Company were subject to sanctions under the applicable law. SFP decided that Alestra infringed the applicable laws and imposed a sanction consisting in (i) Alestra being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps $75 thousand to be paid by the Company. Against such resolution Alestra filed an amparo suit (constitutional defense procedure in Mexican legislation) with the Sixth District Court in Mexico City, obtaining the definitive suspension of the ruling on March 7, 2007. It is extremely difficult to predict the outcome of the amparo ruling, and even if the ruling were to be adverse to Alestra, the litigation would not be over. The effect of the definitive suspension is that the negative resolution would not have legal effect until the final resolution under the amparo is issued, in the meantime the Company is permitted to continue to participate in public bids with the federal government and Alestra does not have to pay the penalty imposed.

5. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The information on the Company’s segments for the years ended March 31, 2006 and 2007 is as follows:

	Long distance	Data, Internet and Local services	Total
Period ended

March 31, 2006
Revenues	Ps 523,614	Ps 527,505	Ps 1,051,119
Costs of services (excluding depreciation)	(269,828)	(125,860)	(395,688)

Gross profit	Ps 253,786	Ps 401,645	655,431

Operating expenses			(613,048)

Operating income			42,383
Comprehensive financial result			(146,593)
Other income, net			1,075

Loss before provision for asset tax			(103,135)
Asset tax			(704)

Net loss			(Ps 103,839)

March 31,2007
Revenues	Ps 585,243	Ps 603,307	Ps 1,188,550
Costs of services (excluding depreciation)	(347,265)	(168,863)	(516,128)

Gross profit	Ps 237,978	Ps 434,444	672,422

Operating expenses			(605,519)

Operating income			66,903
Comprehensive financial result			(92,515)
Other income, net			756

Loss before provision for asset tax			(24,856)
Asset tax			(685)

Net loss			(Ps 25,541)

6. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three months ended March 31,
	2006	2007
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	(Ps 103,839)	(Ps 25,541)

U.S. GAAP adjustments:
Difference in interest expense	82,181	59,239
Reversal of debt issuance costs, net of amortization	966	5,520
Fifth amendment effect on depreciation expense	(26,606)	(30,437)
Reversal of preoperating expense amortization	60,366	60,327
Severance payments	266	482

Total U.S. GAAP adjustments	117,173	95,131

Net income under U.S. GAAP	Ps 13,334	Ps 69,590

	Three months ended March 31,
	2006	2007
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps 2,515,210	Ps 2,395,568

U.S. GAAP adjustments:
Effect on total extinguishment of debt	(934,079)	(713,726)
Effect on debt issuance costs	(144,176)	(71,762)
Fifth amendment effect on property and equipment	284,936	211,435
Preoperating expenses	(2,319,177)	(2,319,177)
Reversal of preoperating expenses amortization	2,074,935	2,316,401
Severance payments	(21,591)	(17,504)

Total U.S. GAAP adjustments	(1,059,152)	(594,333)

Total stockholders’ equity under U.S.GAAP	Ps 1,456,058	Ps 1,801,235

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2006	2007
Balance at beginning of period	Ps 1,442,724	Ps 1,731,645
Net income for the period	13,334	69,590

Balance at end of period	Ps 1,456,058	Ps 1,801,235

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of March 31, 2006 and 2007 is as follows:

	2006	2007
Capital stock	Ps 12,024,548	Ps 12,024,548
Accumulated losses	(10,568,490)	(10,223,313)

Total stockholders’ equity under U.S. GAAP	Ps 1,456,058	Ps 1,801,235

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the nine months ended March 31, 2006 and 2007:

	2006	2007
Net revenues	Ps 1,051,119	Ps 1,188,550
Cost of services (excluding depreciation presented separately below)	(395,688)	(516,128)
Administration and selling and operating expenses	(357,694)	(371,669)
Depreciation and amortization	(221,327)	(204,488)

Operating income	76,410	96,265

Comprehensive financial result:
Interest income	11,175	11,889
Interest expense	(28,217)	(20,391)
Exchange loss, net	(74,479)	(48,846)
Gain from monetary position	28,074	29,593

	(63,447)	(27,755)

Other income, net	1,075	1,765

Net income before asset tax	14,038	70,275
Asset tax	(704)	(685)

Net income for the period	Ps 13,334	Ps 69,590

Effects of the restructuring of the Old Senior Notes

The effects of the restructuring were recorded as follows:

•	A gain of Ps 933,074 was recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps 914,714 was recognized for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps125,836 was made and the capitalization of Ps153,924 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•

Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•

Debt issuance cost of Ps153,924 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps125,836 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Severance payments

In 2005, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Ander Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps24,005 over the remaining expected employee service period and consequently, as of March, 2007 and March, 2006 has recognized a total liability and charge to earnings of Ps266 and Ps 482. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the purposes of the March 31,2006 reconciliation of earnings and equity, the Company recorded for U.S. GAAP purposes the entire expense not yet recognized under Mexican GAAP which totals Ps21,591. For the purposes of the March 31, 2007 reconciliation of earnings and equity, the Company recorded for US GAAP purposes income of Ps 3,482, representing a reversal of the amount recognized as expense under Mexican GAAP. Alestra has determined that the impact on reported results and net assets for periods presented are not materially misstated as a result of not having recognized the annual cost and cumulative liability associated with these benefits in prior years.

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for nine months ended March 31, 2006 and 2007 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to March 31, 2007 purchasing power.

	Three months ended March, 31
	2006	2007
OPERATING ACTIVITIES:
Net income	Ps 13,334	Ps 69,590
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position	(28,074)	(40,474)
Unrealized exchange gain	74,274	54,710
Depreciation and amortization	221,327	210,822
Allowance for doubtful accounts	9,929	6,303
Difference in interest expense	82,181	59,239
Other provision	18,639	14,902
Changes in operating assets and liabilities:
Current assets	65,736	(138,747)
Current liabilities	(228,401)	(16,122)

Cash flows provided by operating activities	228,945	220,223

INVESTING ACTIVITIES:
Purchases of real estate and equipment	(44,130)	(130,088)
Deferred charges and other assets	—	(6,590)

Cash flows used in investing activities	(44,130)	(136,678)

FINANCING ACTIVITIES:
Notes payables and capital leasees	—	780,142
Payments of bank loans, Senior Notes	—	(1,104,640)
Restricted cash	—	(13,978)

Cash flows used in financing activities	—	(338,476)

Net effect of inflation on cash and cash equivalents	8,310	(7,033)

Increase (decrease) in cash and cash equivalents	193,125	(261,964)
Cash and cash equivalents, beginning of period	967,070	725,381

Cash and cash equivalents, end of period	Ps 1,160,195	Ps 463,417

Interest and taxes paid:
Interest paid	Ps —	Ps 10,845
Asset tax paid	394	616

NEW ACCOUNTING PRONOUNCEMENTS

FASB Interpretation No. 48. In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48.

Emerging Issues Task Force (EITF) Issue No. 06-3. In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 157. In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 158. In September 2006, the FASB issued SFAS No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R. This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to financial statements. SFAS 158 is effective for fiscal years ending after June 15, 2007. The Company is currently evaluating the impact of adopting SFAS 158 on its financial condition and results of operations.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: May 30, 2007